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MATTHEW BARSAMIAN matthew.barsamian@dechert.com +1 202 261 3392 Direct +1 202 261 3013 Fax

April 19, 2023

VIA EDGAR

Christopher Bellacicco

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Fidelity Multi-Strategy Credit Fund (the “Fund”)

File Nos. 333-267816, 811-23831

Dear Mr. Bellacicco:

We are writing in response to comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) during a telephonic discussion on March 16, 2023, regarding (i) the Fund’s submission of Pre-Effective Amendment No. 1 (the “Amendment”) to the registration statement on Form N-2 (the “Registration Statement”) that was filed with the SEC on February 24, 2023, and (ii) a correspondence filing made on behalf of the Fund on February 24, 2023 (the “Prior Correspondence”), which pertained to the Amendment. The Fund has considered these comments and has authorized us to make the responses discussed below on its behalf.

Each of the Staff’s comments is presented below and each comment is followed by the applicable response. Undefined capitalized terms used herein have the same meaning as in the Amendment.

1.

Comment: The Staff reiterates its Comment 10 from the Prior Correspondence. In particular, please confirm that the prospectus discusses the following items with respect to loan origination in an appropriate section:

a.

any limits on loan origination by the Fund, including a description of any limits imposed by the Fund’s fundamental investment restrictions that the Fund may make loans to the extent permitted under the 1940 Act and the rules and regulations thereunder;

b.	whether the Fund will be involved in servicing the loans and, if so, a description of its servicing obligations; and

c.	any limits on the amount of loans the Fund may originate to issuers in the same industry (e.g., no more than 25% of the Fund’s assets).

Response: The Fund confirms that the prospectus includes disclosure below to address this comment in the “Direct Lending” subsection of the “Investment Opportunities and Strategies – Investment Opportunities and Strategies” section on page 21.

The Fund may originate loans in accordance with its investment objective, investment strategies, fundamental investment restrictions and the limitations of the 1940 Act, including but not limited to Section 17 thereof. While the Fund will not be involved in servicing such loans, an affiliated person of the Fund may act as an agent in connection with the loans in accordance with the limitations of the 1940 Act. Additionally, consistent with its fundamental investment restriction relating to industry concentration, the Fund will not originate loans to issuers in any one industry in an amount exceeding 25% of the Fund’s total assets.

2.

Comment: The Staff reiterates its Comment 10 from the Prior Correspondence. In particular, please discuss the loan selection process, including maturity and duration of individual loans, borrower and loan types and geographic location of the borrower with respect to loan origination in an appropriate section of the prospectus.

Response: The Fund reiterates that it believes the current disclosure sufficiently describes the Fund’s loan selection process. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

3.

Comment: The Staff reiterates its Comment 22 from the Prior Correspondence. In particular, please include the following disclosure for any current or future subsidiaries that are or will be primarily controlled by the Fund and that will primarily engage in investment activities in securities or other assets in an appropriate section of the prospectus. A subsidiary is “primarily controlled” by a fund when (a) the registered fund controls the unregistered entity within the meaning of Section 2(a)(9) of the 1940 Act; and (b) the registered fund’s control of the unregistered entity is greater than that of any other person.

a.	Disclose that the Fund complies or will comply with the provisions of the 1940 Act governing investment policies (Section 8) on an aggregate basis with the subsidiary.

b.

Disclose that the Fund complies or will comply with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with the subsidiary so that the Fund treats the subsidiary’s debt as its own for purposes of Section 18.

c.	Disclose that each subsidiary complies or will comply with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the subsidiary, if any.

Response: The disclosure has been revised accordingly.

4.

Comment: The Staff reiterates its Comment 33 from the Prior Correspondence. In particular, please explain why the disclosure required by Rule 481(e) regarding prospectus delivery obligations is not required for the Fund.

Response: The Fund has added the statement “All dealers that buy, sell or trade the Fund’s shares, whether or not participating in the offering, may be required to deliver a prospectus when acting on behalf of the Distributor” to the back cover of the prospectus to address the Staff’s comment.

5.	Comment: In the table in the “Summary of Fees and Expenses” section on page 15, please revise the footnote numbering so that footnote 5 is accurately shown in the table.

Response: The disclosure has been revised accordingly.

6.	Comment: In the last paragraph in the “Summary of Fees and Expenses” section on page 17, please delete the reference to incentive fees.

Response: The disclosure has been revised accordingly.

7.

Comment: The “Other Investment Strategies” subsection of the “Investment Opportunities and Strategies – Investment Opportunities and Strategies – Other Characteristics” section on page 23 states that “Derivatives instruments used by the Fund will be counted toward the Fund’s policy of investing at least 80% of its assets in Credit Instruments.” Please supplementally confirm that derivatives counted toward the 80% policy basket are valued on a mark-to-market basis, subject to the adoption of the SEC’s recently proposed amendments to Rule 35d-1. See Investment Company Names, SEC Rel. No. IC-34593 (May 25, 2022).

Response: The Fund confirms that, subject to the adoption of a final rule adopting the SEC’s recently proposed amendments to Rule 35d-1, which would require the use of notional value when valuing derivative instruments for purposes of a fund’s 80% investment policy, the Fund will use the mark-to-market value of its derivative instruments when calculating the percentage of its assets represented by derivatives that are counted towards its 80% policy.

8.

Comment: The Staff notes that the “Conflicts of Interest Risk.” under the “Other Risks Relating to the Fund” subsection of the “Types of Investments and Related Risks” section was deleted since the filing of the initial Registration Statement. Please supplementally discuss why such risk was deleted.

Response: The “Conflicts of Interest Risk.” was deleted because it was duplicative of “Potential Conflicts of Interest Risk—Relationship among the Fund, the Adviser and the Portfolio Managers.” and “Potential Conflicts of Interest Risk—Investment in Affiliated Investment Companies.” later in the same section.

9.

Comment: The Staff notes that the “Potential Conflicts of Interest Risk—Investments in Different Parts of an Issuer’s Capital Structure.” under the “Other Risks Relating to the Fund” subsection of the “Types of Investments and Related Risks” section on page 62 is similar to the “Other Affiliate Transactions and Investments in Different Levels of Capital Structure.” subsection of the “Conflicts of Interest” section on page 80. The Staff notes that the disclosure on page 80 discusses the limitations of the 1940 Act and the relevant co-investment exemptive relief. Please include such disclosure in the language on page 62 as well.

Response: The disclosure has been revised accordingly.

10.

Comment: The “Distribution and/or Shareholder Service Expenses” subsection of the “Plan of Distribution” section on page 106 states that the distribution and/or shareholder service expenses for Class A, Class C and Class L are split into a distribution fee and a shareholder servicing fee. Please supplementally explain the basis for the split and the characteristics of each fee.

Response: As noted in the third paragraph of the aforementioned section, “The Distribution and Service Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order it has been granted under the 1940 Act to allow it to have asset-based distribution fees.” The disclosure describing the split between the distribution and shareholder servicing portions of the fee is intended to acknowledge that a portion of the fee is intended to compensate intermediaries for distribution-related services and a portion of the fee is intended to compensate intermediaries for shareholder servicing, and the disclosure is consistent with the disclosure for open-end funds with comparable distribution and service plans. Accordingly, we believe that the disclosure complies with the condition of the exemptive order and with the disclosure requirements under Item 12 of Form N-1A for open-end funds with such arrangements.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (202) 261-3392.

Sincerely,

/s/ Matthew Barsamian
Matthew Barsamian

cc:	John C. Lee, Branch Chief, U.S. Securities and Exchange Commission

Christian T. Sandoe, Assistant Director, U.S. Securities and Exchange Commission

Joseph Benedetti, Fidelity Diversifying Solutions LLC

Christina Zervoudakis, Fidelity Diversifying Solutions LLC

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